

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2019

Ronald J. Kruszewski
Chief Executive Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, Missouri 63102-2188

   Re: Stifel Financial Corp.
       Form 10-K for the fiscal year ended December 31, 2018
       Filed February 20, 2019
       File No. 001-09305

Dear Mr. Kruszewski:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Financial Services